UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

SCHEDULE 13G
(Amendment No. )*

Under the Securities Exchange Act of 1934

ReWalk Robotics Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 par value

(Title of Class of Securities)

M8216Q-10-1

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SCP Vitalife Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,348,892*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,348,892*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,348,892*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%**
12	TYPE OF REPORTING PERSON (See Instructions): PN

*See Item 4.
** Based on 11,978,554 ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares") of the issuer outstanding as of December 31, 2014, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SCP Vitalife Partners (Israel) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 450,544*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 450,544*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,544*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%**
12	TYPE OF REPORTING PERSON (See Instructions): PN

*See Item 4.
** Based on 11,978,554 Ordinary Shares outstanding as of December 31, 2014, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SCP Vitalife II Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,799,436*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,799,436*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,799,436*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.0%**
12	TYPE OF REPORTING PERSON (See Instructions): PN

*See Item 4.
** Based on 11,978,554 Ordinary Shares outstanding as of December 31, 2014, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SCP Vitalife II GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,799,436*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,799,436*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,799,436*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.0%**
12	TYPE OF REPORTING PERSON (See Instructions): CO

*See Item 4.
** Based on 11,978,554 Ordinary Shares outstanding as of December 31, 2014, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Winston J. Churchill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,953,984*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,953,984*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,953,984*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3%**
12	TYPE OF REPORTING PERSON (See Instructions): IN

*See Item 4.
** Based on 11,978,554 Ordinary Shares outstanding as of December 31, 2014, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Dykan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,953,984*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,953,984*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,953,984*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3%**
12	TYPE OF REPORTING PERSON (See Instructions): IN

*See Item 4.
** Based on 11,978,554 Ordinary Shares outstanding as of December 31, 2014, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Abraham Ludomirski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,953,984*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,953,984*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,953,984*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3%**
12	TYPE OF REPORTING PERSON (See Instructions): IN

*See Item 4.
** Based on 11,978,554 Ordinary Shares outstanding as of December 31, 2014, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 9 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wayne B. Weisman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,953,984*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,953,984*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,953,984*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3%**
12	TYPE OF REPORTING PERSON (See Instructions): IN

*See Item 4.
** Based on 11,978,554 Ordinary Shares outstanding as of December 31, 2014, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 10 of 13 Pages

Item 1.

1)	Name of Issuer:
ReWalk Robotics Ltd. (the "Company")

2)	Address of Issuer’s Principal Executive Offices:
Kochav Yokneam Building, Floor 6
P.O. Box 161, Yokneam Ilit l3 20692, Israel

Item 2.

(a) - (c) This Schedule 13G is being filed jointly by SCP Vitalife Partners II, L.P., a Cayman Islands exempted limited partnership (“SCP Vitalife”), SCP Vitalife Partners (Israel) II, L.P., an Israeli limited partnership (“SCP Vitalife Israel”), SCP Vitalife II Associates, L.P., a Cayman Islands exempted limited partnership (“SCP Vitalife Associates”), SCP Vitalife II GP, LTD, a Cayman Islands company (“SCP Vitalife GP”), Winston J. Churchill, Jeffrey Dykan, Abraham Ludomirski, and Wayne B. Weisman, each of whom is sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business address of each of SCP Vitalife Partners, SCP Vitalife Associates, SCP Vitalife GP, and Messrs. Churchill and Weisman is c/o SCP Vitalife Partners, 1200 Liberty Ridge Drive, Suite 300, Wayne, Pennsylvania 19087. The principal business address of SCP Vitalife Partners Israel, Mr. Dykan and Dr. Ludomirski is c/o SCP Vitalife Partners Israel, 32B Habarzel St., Ramat Hachayal, Tel Aviv 69710 Israel.

Messrs. Churchill and Weisman are United States citizens, Dr. Ludomirski is an Israeli citizen, and Mr. Dykan is a United States and Israeli citizen.

(d)	Title of Class of Securities:

Ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares").

(e)	CUSIP Number:

M8216Q-10-1

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 11 of 13 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

SCP Vitalife beneficially owns 1,326,518 Ordinary Shares and warrants to purchase 22,374 Ordinary Shares.

SCP Vitalife Israel beneficially owns 443,056 Ordinary Shares and warrants to purchase 7,488 Ordinary Shares.

SCP Vitalife Associates, as the general partner of the foregoing entities, may be deemed to beneficially own 1,799,436 Ordinary Shares, which consist of the Ordinary Shares and warrants to purchase ordinary shares held by the foregoing entities. SCP Vitalife GP is the general partner of SCP Vitalife Associates and, as such, shares voting and dispositive power over, and may be deemed to beneficially own, the Ordinary Shares held by the foregoing entities.

Each of Winston J. Churchill, Jeffrey Dykan, Abraham Ludomirski, and Wayne B. Weisman share voting and dispositive power over, and may be deemed to beneficially own,1,953,984 Ordinary Shares, which consist of the 1,799,436 Ordinary Shares held by the foregoing entities, due to each of the foregoing individuals serving as a director of SCP Vitalife GP, as well as (i) 69,228 Ordinary Shares held by Vitalife Partners (Overseas) L.P. (“Vitalife Partners Overseas”), (ii) 22,896 Ordinary Shares held by Vitalife Partners (Israel) L.P. (“Vitalife Partners Israel”), (iii) 23,148 Ordinary Shares held by Vitalife Partners (D.C.M) L.P. (“Vitalife Partners DCM”, and together with Vitalife Partners Overseas and Vitalife Partners Israel, the “Vitalife I Entities”) and (iv) 39,276 Ordinary Shares currently held by the Office of the Chief Scientist of the State of Israel, or the OCS, that the Vitalife I Entities have the right to acquire from the OCS, due to each of the foregoing individuals serving as a director of Vitalife Life Sciences Ltd., the general partner of Vitalife Partners Management L.P., which is the general partner of each of the Vitalife I Entities. Each of Messrs. Winston J. Churchill, Jeffrey Dykan, Abraham Ludomirski, and Wayne B. Weisman disclaims beneficial ownership over the Ordinary Shares held by the foregoing entities.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 12 of 13 Pages

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐:

Instruction: Dissolution of a group requires a response to this item.

Not Applicable.

Item 5.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 6.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                Not Applicable.

Item 7.	Identification and Classification of Members of the Group.

                Not Applicable.

Item 8.	Notice of Dissolution of Group.

        Not Applicable.

Item 9.	Certification.

        Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

February 16, 2015

SCP VITALIFE PARTNERS II, L.P. SCP VITALIFE PARTNERS (ISRAEL) II, L.P. SCP VITALIFE II ASSOCIATES, L.P. SCP VITALIFE II GP, LTD WINSTON J. CHURCHILL JEFFREY DYKAN ABRAHAM LUDOMIRSKI WAYNE B. WEISMAN

SCP VITALIFE PARTNERS II, L.P.
By:	SCP Vitalife II Associates, L.P.
By:	SCP Vitalife II GP, LTD

By:	/s/ Jeffrey Dykan
Name:	Jeffrey Dykan
Title:	Director
For itself and on behalf of SCP Vitalife Partners (Israel) II, L.P., SCP Vitalife II Associates, L.P., SCP Vitalife II GP, Ltd, Winston J. Churchill, Jeffrey Dykan, Abraham Ludomirski and Wayne B. Weisman, pursuant to an agreement annexed as Exhibit 1 hereto.

Page 13 of 13 Pages